UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

    DAILY JOURNAL CORPORATION

(Name of Issuer)

    Common Stock, par value $0.01 per share

(Title of Class of Securities)

    233912104

(CUSIP Number)

    Munger, Tolles & Olson LLP

Attention: Robert Denham

350 South Grand Avenue, 50th Floor

Los Angeles, California 90071

Telephone: (213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    December 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233912104	SCHEDULE 13D/A	PAGE 2 OF 4 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Patrick Guerin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 174,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 233912104	SCHEDULE 13D/A	PAGE 3 OF 4 PAGES

EXPLANATORY NOTE.

This Amendment No. 5 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2013, and amended by Amendment No. 1 thereto filed with the SEC on May 16, 2013, Amendment No. 2 thereto filed with the SEC on July 23, 2013, Amendment No. 3 thereto filed with the SEC on June 12, 2015, and Amendment No. 4 thereto filed with the SEC on January 17, 2018 (as further amended by this Amendment No. 5, this “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Daily Journal Corporation, a South Carolina corporation (“Daily Journal”). Mr. Guerin may be deemed to beneficially own, in the aggregate, 174,000 shares of Common Stock, representing approximately 12.6% of the outstanding Common Stock.(1) Mr. Guerin exercises sole voting and investment power over these shares of Common Stock, which are held by the Guerin Family Trust and another trust for which Mr. Guerin is a trustee and a beneficiary.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended to delete and replace the last sentence of the first paragraph thereof with the following:

The principal business address of Mr. Guerin, the Guerin Family Trust and the other trust is c/o Edmonds & Edmonds LLP, 519 30th Street, Newport Beach, California 92663.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) through 5(c) of this Schedule 13D are hereby amended and restated as follows:

(a)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(a).

(b)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(b).

(c)	During the sixty days preceding the filing of this Amendment No. 5, the following broker sale transactions were conducted:

On December 18, 2019 the Guerin Family Trust sold 500 shares of Common Stock at the price of $283.78 per share.

On December 18, 2019 the Guerin Family Trust sold 500 shares of Common Stock at the price of $283.00 per share.

(1)

All calculations of percentage ownership in this Schedule 13D are based on 1,380,746 shares of Common Stock outstanding as of December 20, 2019, as reported in the preliminary Proxy Statement for the Annual Meeting of Shareholders of Daily Journal to be held on February 12, 2020, which was filed by Daily Journal with the SEC on December 16, 2019.

CUSIP No. 233912104	SCHEDULE 13D/A	PAGE 4 OF 4 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2019

JOHN PATRICK GUERIN

/S/ John Patrick Guerin